SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 19, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q26 Earnings Release AUGUST 19TH, 2026

BANCO MACRO 2Q26 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 2Q26 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 2Q26 EARNINGS RELEASE 3 Banco Macro Announces Results for the Second Quarter of 2026 Buenos Aires, Argentina, August 19, 2026 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2026 (“2Q26”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2025 and 2026 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2026.

BANCO MACRO 2Q26 EARNINGS RELEASE 4 NET INCOME Ps. 206.8 billion +39% 2Q26 HIGHER THAN 1Q26 OPERATING INCOME Ps. 603.8 billion +1% 2Q26 HIGHER THAN 2Q25 ADJUSTED RETURN ON AVERAGE EQUITY & ADJUSTED RETURN ON AVERAGE ASSETS 14.3% 3.5% ROAE 2Q26 ROAA 2Q26 BANCO MACRO’S TOTAL FINANCING Ps. 11.69 trillion +3% 2Q26 HIGHER THAN 1Q26 BANCO MACRO’S TOTAL DEPOSITS Ps. 14.74 trillion -1% 2Q26 LOWER THAN 1Q26

BANCO MACRO 2Q26 EARNINGS RELEASE 5 STAGE 3 LOANS COVERAGE RATIO (STAGE 3 LOANS) 4.1% 148.8% NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 6.3% 95.4% IN 2Q26 IN 2Q26 NIM LIQUID ASSETS / TOTAL DEPOSITS RATIO 24% 74% IN 2Q26 IN 2Q26 EXCESS CAPITAL CAR & TIER 1 RATIO Ps.4.10 trillion 28% IN 2Q26 (243% EXCESS) IN 2Q26 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.36 million 228.780 IN 2Q26 IN 2Q26

BANCO MACRO 2Q26 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.206.8 billion in 2Q26, 39% or Ps.57.6 billion higher than the result posted in the previous quarter and 4% or Ps.7.1 billion higher than a year ago. In 2Q26, the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 13.4% and 3.3%, respectively. Excluding Ps.21.9 billion restructuring expenses (Ps.14.2 billion after tax) 2Q26 net income would have totaled Ps.221 billion and the annualized ROAE and ROAA would have been 14.3% and 3.5% respectively. • In 2Q26, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.1.29 trillion, 2% or Ps.23.1 billion lower than in 1Q26 and 1% or Ps.14.6 billion higher than the same period of last year. • In 2Q26, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.603.8 billion, 1% or Ps.4.6 billion lower than in 1Q26 and 1% or Ps.4.4 billion higher than the same period of last year. •In 2Q26, BANCO MACRO’S TOTAL FINANCING increased 3% or Ps.338.2 billion quarter over quarter (“QoQ”) totaling Ps.11.69 trillion and decreased 5% or Ps.652.2 billion year over year (“YoY”). In 2Q26 peso financing increased 2% while USD financing increased 1%. • In 2Q26, BANCO MACRO’S TOTAL DEPOSITS decreased 1% or Ps.196 billion QoQ and increased 4% or Ps.563.8 billion YoY, totaling Ps.14.74 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits decreased 4% or Ps.594.7 billion QoQ. In 2Q26, Peso deposits increased 0.4% while USD deposits decreased 11%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.4.1 trillion, 28% Capital Adequacy Ratio – Basel III and 28% Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 74% of its total deposits in 2Q26. • In 2Q26, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 6.25% and the COVERAGE RATIO reached 95.39%. Stage 3 loans represented 4.1% of total loans and the coverage ratio of stage 3 loans was 148.8%. • As of 2Q26, through its 402 branches and 8.180 employees Banco Macro serves 6.36 million retail customers across 23 of the 24 Provinces in Argentina and over 228.780 corporate customers.

BANCO MACRO 2Q26 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2025 and 2026 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 2Q26 EARNINGS RELEASE 8 2Q26 Earnings Release Conference Call Thursday, August 20, 2026 Time: 11:00 a.m. Eastern Time 12:00 p.m. Buenos Aires Time To participate, please register here: Banco Macro 2Q26 Earnings Call IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 2Q26 EARNINGS RELEASE 9 Results .03 Earnings per outstanding share were Ps.322.48 in 2Q26, 38% higher than in 1Q26 and 4% higher than the result posted a year ago. Banco Macro’s 2Q26 net income totaled Ps.206.8 billion, 39% or Ps.57.6 billion higher than in 1Q26 and 4% or Ps.7.1 billion higher than the result posted one year ago. This result is mainly due to: i) higher income from Government securities at fair value through P&L, ii) lower Other operating expenses, iii) lower loss from the net monetary position (lower inflation in the quarter) and iv) lower provisions for loan losses and was partially offset by lower income from Government Securities held at amortized cost, lower income from FX and higher income tax. This result represented an annualized ROAE and ROAA of 13.4% and 3.3% respectively. Total comprehensive income for the quarter totaled Ps.207.2 billion, 50% or Ps.69.2 billion higher than the result posted in the previous quarter and 1% or Ps.2.5 billion lower than in 2Q25. In 2Q26 Ps.21.9 billion (Ps.14.2 billion after tax) restructuring expenses were recorded related to early retirement plans and provisions for severance payments. Excluding non-recurring expenses 2Q26 net income would have been Ps.221 billion representing an annualized ROAE and ROAA of 14.3% and 3.5% respectively. Net operating income (before G&A and personnel expenses) was Ps.1.29 trillion in 2Q26, 2% or Ps.23.1 billion lower compared to 1Q26 due to lower income from government securities and lower income FX income. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 1% or Ps.14.6 billion. In 2Q26, Provision for loan losses totaled Ps.194.3 billion, 24% or Ps.60.7 billion lower than in 1Q26. On a yearly basis provision for loan losses increased 41% or Ps.56.7 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE 10 Operating income (after G&A and personnel expenses) was Ps.603.8 billion in 2Q26, 1% or Ps.4.6 billion lower than in 1Q26 and 1% or Ps.4.4 billion higher than a year ago. It is important to emphasize that this result was obtained with a leverage of only 4.1x assets to equity ratio. The Bank’s 2Q26 net interest income totaled Ps.1.03 trillion, 1% or Ps.7.5 billion lower than in 1Q26 and 11% or Ps.103 billion higher YoY. This result is due to a 7% or Ps.111.2 billion decrease in interest income and a 20% or Ps.103.7 billion decrease in interest expense.

BANCO MACRO 2Q26 EARNINGS RELEASE

In 2Q26 interest income totaled Ps.1.45 trillion, 7% or Ps.111.2 billion lower than in 1Q26 and 0.3% or Ps.4.5 billion lower than in 2Q25.

Income from interest on loans and other financing totaled Ps.956.5 billion, 11% or Ps.119.3 billion lower compared with the previous quarter mainly due to a 327 basis points decrease in the average lending rate while the average volume of private sector loans decreased 4%. On a yearly basis Income from interest on loans decreased 4% or Ps.40 billion.

In 2Q26, **income from government and private securities** totaled Ps.479.1 billion showhing a 2% or Ps.9.4 billion increase QoQ and a 6% or Ps.27.4 billion increase compared with the same period of last year.

INCOME FROM GOVERMENT & PUBLIC SECURITIES (1)	MACRO consolidated					Change %	
In MILLION $ (Measuring Unit Current at EOP)	2Q25	3Q25	4Q25	1Q26	2Q26	QoQ	YoY
a) In Interest Income	450,777	343,439	414,273	469,617	479,045	2%	6%
b) In net income from fin. Assets at fair value through P&L	115,909	-3,632	281,995	121,479	118,240	-3%	2%
c) In OCI	9,963	1,447	2,515	-13	13	-	-100%
Total	**576,649**	**341,254**	**698,783**	**591,083**	**597,298**	**1%**	**4%**

(1)Includes Goverment & Public securites and equity instruments

(2) In 1Q26 Ps.74.9 billion were recorded due to the sale of goverment securities at amortized cost

In 2Q26, **income from Repos** totaled Ps.3.5 billion, 57% or Ps.4.8 billion lower than the previous quarter and 163% or Ps.2.2 billion higher than a year ago.

In 2Q26 **FX income totaled a** Ps.22.1 billion gain, 66% or Ps.43.1 billion lower than in 1Q26, mainly due to an 88% or Ps.43.2 billion decrease in income from the conversion of FX assets and liabilities to pesos. On a yearly basis totalFX income decreased 46% or Ps.18 billion. In the quarter the Argentine peso depreciated 7.3% against the USD.

FX INCOME	MACRO Consolidated			Variation	
In MILLION $ (Measuring Unit Current at EOP)	1Q25	4Q25	1Q26	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	**29,921**	**65,249**	**22,116**	**-66%**	**-26%**
Translation of FX assets and liabilities to Pesos	12,901	48,932	5,761	-88%	-55%
Income from foreign currency exchange	17,020	16,317	16,355	0%	-4%
(2) Net Income from financial assets and liabilities at fair value through P&L	**8,961**	**-26,918**	**-1,216**	**-**	**-**
Income from investment in derivative financing instruments	8,961	-26,918	-1,216	-	-
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	**38,882**	**38,332**	**20,900**	**-45%**	**-46%**

11

BANCO MACRO 2Q26 EARNINGS RELEASE 12 The Bank’s 2Q26 interest expense totaled Ps.414.9 billion, decreasing 20% or Ps.103.7 billion compared to the previous quarter and a 21% (Ps.107.5billion) lower compared to 2Q25. In 2Q26, interest on deposits represented 92% of the Bank’s total interest expense, decreasing 21% or Ps.100.6 billion QoQ, due to a 310 basis points decrease in the average rate paid on deposits while the average volume of private sector deposits decreased 3%. On a yearly basis, interest on deposits decreased 24% or Ps.123.2 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE 13 In 2Q26, the Bank’s net interest margin (including FX) was 24%, lower than the 25.3% posted in 1Q26 and higher than the 23.5% posted in 2Q25.

BANCO MACRO 2Q26 EARNINGS RELEASE 14 In 2Q26 Banco Macro’s net fee income totaled Ps.213.4 billion, 2% or Ps.4.6 billion lower than in 1Q26 and was 11% or Ps.27.6 billion lower than the same period of last year. In the quarter, fee income totaled Ps.233 billion, 2% or Ps.5.5 billion lower than in 1Q26. In the quarter Credit Card fees decreased 6% or Ps.3.3 billion, Corporate services fees decreased 10% or Ps.2.9 billion, Debit card fees decreased 8% or Ps.1.1 billion which were partially offset by a 31% or Ps.2.2 billion increase in Mutual funds & Securities fees. It is important to mention that the decrease in Credit Card fees is offset with an increase in Other Operating Income and lower fee expenses.On a yearly basis, fee income decreased 16% or Ps.45 billion. In the quarter, total fee expense totaled Ps.19.7 billion, decreased 4% or Ps.914 million. On a yearly basis, fee expenses decreased 47% or Ps.17.5 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE 15 In 2Q26 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.133 billion gain, increasing 48% or Ps.42.9 billion compared to 1Q26. This result is mainly due to higher income from private securities and a 95% or Ps.25.7 billion decrease in the loss from investment in derivative financing instruments On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 12% or Ps.18.9 billion. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 48% or Ps.42.9 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.82.2 billion, 2% or Ps.1.9 billion higher than in 1Q26 due to higher (177% or Ps.20.2 billion) Other income which was partially offset by a Ps.18.8 billion decrease in income from Other adjustments and interest from other receivables. On a yearly basis, Other Operating Income increased 34% or Ps.21 billion.

OTHER OPERATING INCOME	**MACRO Consolidated**					**Change**	
In MILLION $ (Measuring Unit Current at EOP)	**2Q25**	**3Q25**	**4Q25**	**1Q26**	**2Q26**	**QoQ**	**YoY**
Credit and debit cards	-15,497	3,004	2,756	3,597	2,604	-28%	-117%
Lease of safe deposit boxes	7,289	8,397	9,145	8,705	8,190	-6%	12%
Other service related fees	48,346	39,588	37,929	37,037	40,180	8%	-17%
Other adjustments and interest from other receivables	8,742	13,472	14,071	17,596	-1,236	-107%	-114%
Initial recognition of loans	3,157	-5,307	6,165	1,913	706	-63%	-78%
Sale of property, plant and equipment	29	-	-	-	41	-	41%
Others	9,125	27,839	14,450	11,443	31,688	177%	247%
Other Operating Income	**61,191**	**86,993**	**84,516**	**80,291**	**82,173**	**2%**	**34%**

In 2Q26 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.400.2 billion, 7% or Ps.26.8 billion higher than the previous quarter, due to hihger employee benefits (+7%) and higher (+8%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 7% or Ps.26.6 billion.

Employee benefits increased 7% or Ps.16.4 billion QoQ, remunerations increased 6% or Ps.9 billion while compensation and bonuses increased 8% or Ps.4.3 billion. In 2Q26 the Bank recorded Ps.21.9 billion restructuring expenses related to early retirement plans and severance payment provisions. On a yearly basis, Employee benefits increased 10% or Ps.23.1 billion. Excluding restructuring expenses, Employee benefits would have increased 7% or Ps.15.8 billion QoQ and 1% or Ps.1.2 billion YoY.

The restructuring plan implemented by the Bank intends to achieve efficiency and agility to respond to constant challenges in local and international markets. During 2Q26 remunerations and social security contributions associated with personnel involved in said restructuring plan totalled Ps.6.6 billion.

During 2Q26 the Bank closed 18 branches and reduced its headcount by 1%. On a yearly basis th Bank has closed 89 branches and has reduced its headcount by 8% which is clearly visible when looking at the 6% YoY decrease in remunetarions.

In 2Q26, **administrative expenses** increased 8% or Ps.10.3 billion, due to higher Advertising and Publicity fees (49% or Ps.5.2 billion) higher Directors & Auditors fees (55% or Ps.3.4 billion) and higher Other fees (12% or Ps.1.5 billion)). On a yearly basis administrative expenses increased 3% or Ps.3.5 billion.

16

BANCO MACRO 2Q26 EARNINGS RELEASE 17 In 2Q26, the efficiency ratio reached 33.9%, deteriorating from the 32% posted in 1Q26 and unchaged from the 33.9% posted a year ago. In 2Q26 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 6%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) were unchaged compared to 1Q26. In 2Q26, Other Operating Expenses totaled Ps.238 billion, decreasing 16% or Ps.45.1 billion QoQ due to lower (-28% or Ps.27.6 billion) Other expenses and lower (-9% or Ps.14.6 billion) Turnover tax. On a yearly basis, Other Operating Expenses decreased 5% or Ps.13.7 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE 18 In 2Q26, the result from the net monetary position totaled a Ps.271.4 billion loss, 27% or Ps.102.1 billion lower than the loss posted in 1Q26 and Ps.996 million lower than the loss posted one year ago. Lower inflation was observed during the quarter (268 b.p. below 1Q26 level, down to 6.77% from 9.44% in 1Q26). In 2Q26, Banco Macro's effective income tax rate was 36.4% higher than the 34.3% registered in 1Q26 and lower than the 39% in 2Q25. For more information, please see note 22 “Income Tax” of our Financial Statements.

BANCO MACRO 2Q26 EARNINGS RELEASE 19 14% 19% 17% 50% 44% 45% 25% 25% 25% 5% 5% 5% 7% 7% 7% 2Q25 24,648,963 1Q26 25,837,560 2Q26 25,756,262 Assets Breakdown Others PP&E Debt Securities Loans & Other receivables Cash & Cash equivalents

BANCO MACRO 2Q26 EARNINGS RELEASE 20 Financial Assets .04 Loans and other financing The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps11.69 trillion, increasing 3% or Ps.338.3 billion QoQ and decrasing 5% or Ps.652.1 billion YoY. In 2Q26 Private sector loans increased 3% or Ps.360.9 billion. On a yearly basis Private sector loans decreased 6% or Ps.689.8 billion. Within commercial loans, Overdrafts stand out with a 15% or Ps.235.5 billion increase. Others increased 6% or Ps.138.7 billion. Within consumer lending, personal laons and mortgage loans stand out with a 1% or Ps.38.1 billion, 2% or Ps.25.6 billion increase respectively. Meanwhile credit card loans decreased 2% or Ps.38.6 billion. Peso financing increased 2% or Ps.135.4 billion, while US dollar financing increased 1% or USD 17 million. As of 2Q26, Banco Macro’s market share over private sector loans was 8.2% unchanged from the previous quarter.

BANCO MACRO 2Q26 EARNINGS RELEASE 21 Public Sector Assets .05 In 2Q26, the Bank’s public sector assets to total assets ratio was 25.9%,lower than the 26.4% registered in the previous quarter, and higher than the 24.9% posted in 2Q25. Loans decreased 35% or Ps.155.5 billion while Government securities at fair value through profit or loss decreased 4% or Ps.47.8 billion, also in the quarter Government Securities at amortized cost increased 1% or Ps.67.2 billion. In 2Q26, a 35% or Ps.155.5 billion decrease in Government Loans stands out.

BANCO MACRO 2Q26 EARNINGS RELEASE 22 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.14.74 trillion in 2Q26, decreasing 1% or Ps.196 billion QoQ and increasing 4% or Ps.563.8 billion YoY, representing 76% of the Bank’s total liabilities. On a quarterly basis private sector deposits decreased 4% or Ps.594.7 billion while public sector deposits increased 48% or Ps.401.6 billion. Within private sector deposits, demand deposits increased 4% or Ps.260.4 billion, while time deposits decreased 11% or Ps.861.3 billion QoQ. In the quarter peso deposits increased 0.4% or Ps.36.6 billion, while US dollar deposits decreased 11% or USD 405 million. On a yearly basis peso deposits decreased 1%, while USD dollar deposits decreased 6%. As of 2Q26, Banco Macro’s market share over private sector deposits was 7.3% vs. 7.9% in the previous quarter Banco Macro’s transactional deposits represent 45% of its total deposit base as of 2Q26. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO 2Q26 EARNINGS RELEASE 23 Other sources of funds In 2Q26, the total amount of other sources of funds increased Ps.4.2 billion compared to 1Q26 mainly due to a 1% or Ps.39.3 billion increase in Shareholders’ equity generated by the positive net income registered during the period (excluding dividends and taxes). Financing received from Argentine financial institutions decreased 97% or Ps.29.6 billion and financing from Banks and international institutions decreased 7% or Ps.5 billion. On a yearly basis, other sources of funds increased 7% or Ps.513.2 billion.

BANCO MACRO 2Q26 EARNINGS RELEASE

Liquid Assets .07

In 2Q26, **the Bank's liquid assets** amounted to Ps.10.98 trillion, showing a 5% or Ps.609.1 billion decrease QoQ, and increased a 16% or Ps.1.49 trillion increase on a yearly basis. In 2Q26 Cash decreased 9% or Ps.428.5 billion while Other government and private securities decreased 2% or Ps.98.2 billion.

In 2Q26 liquid assets to total deposits ratio reached 74%

In 2Q26 Cash decreased 9% or Ps.428.5 billion while **Other government and private securities** decreased 2% or Ps.98.2 billion.

In 2Q26, Banco Macro's liquid assets to **total deposits ratio** reached 74%.

LIQUID ASSETS	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	2Q25	3Q25	4Q25	1Q26	2Q26	QoQ	YoY
Cash	3,335,405	4,020,283	5,076,325	4,915,266	4,486,810	-9%	35%
Guarantees for compensating chambers	214,070	233,062	217,978	201,578	148,465	-26%	-31%
Call	90,428	127,441	81,946	52,981	81,189	53%	-10%
Net Repos	0	-261,600	6,122	18	-57,592	-	-
Other government & private securities	5,849,869	5,836,999	6,277,798	6,419,046	6,320,895	-2%	8%
Total	**9,489,772**	**9,956,185**	**11,660,169**	**11,588,889**	**10,979,767**	**-5%**	**16%**
Liquid assets to total deposits	**67%**	**67%**	**73%**	**78%**	**74%**		

24

BANCO MACRO 2Q26 EARNINGS RELEASE 25 Banco Macro continued showing high solvency levels in 2Q26 with an integrated capital (RPC) of Ps.5.79 trillion over a total capital requirement of Ps.1.69 trillion. Banco Macro’s excess capital in 2Q26 was 243% or Ps.4.1 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 28% in 2Q26; TIER1 Ratio stood at 28%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 2Q26 EARNINGS RELEASE 26 Asset Quality .09 In 2Q26, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) increased 85 basis points, reaching a level of 6.25%, up from 5.4% in 1Q26, and the 2.06% posted in 2Q25. It is worth mentioning that Banco Macro’s non-performing to total financing ratio under Expected Credit Losses (Stage 3, +90 days past due loans) deteriorated 27 basis points during 2Q26, totaling 4.08% vs. 3.81% in 1Q26. The final non-performing ratio is affected by mandatory reclassification of customers under Central Bank rules (taking into consideration customers’ behavior across the financial system). Banco Macro’s non-performing to total financing ratio (excluding mandatory reclassification of customers) increased 64 basis points, reaching 5.37% in 2Q26 vs. 4.73% in 1Q26. Consumer portfolio non-performing loans deteriorated 150.p. (up to 8.42% from 6.92% in 1Q26) while Commercial portfolio non-performing loans improved 49 b.p. in 2Q26 (down to 0.85% from 1.34% in 1Q26). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 95.39% in 2Q26. Coverage of Stage 3 loans stood at 148.8%. Write-offs over total loans totaled 1.08%. The Bank is committed to continue working in this area to maintain excellent asset quality standards.

BANCO MACRO 2Q26 EARNINGS RELEASE 27 2.07% 3.20% 3.88% 5.40% 6.25% 1.56% 2.21% 2.80% 3.81% 4.08% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% Jun-25 Jul-25 Aug-25 Sep-25 Oct-25 Nov-25 Dec-25 Jan-26 Feb-26 Mar-26 Apr-26 May-26 Jun-26 Banco Macro Aseet Quality Total Portfolio Non-perfoming to total financing ratio (as reported) Stage 3 loans %

BANCO MACRO 2Q26 EARNINGS RELEASE 28 2Q26 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2026

BANCO MACRO 2Q26 EARNINGS RELEASE 29

BANCO MACRO 2Q26 EARNINGS RELEASE 30

BANCO MACRO 2Q26 EARNINGS RELEASE

Relevant and Recent Events .11

· Cash Dividend Payment

On April 8, the Shareholders' Meeting held resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 138,956,468,470 (amount expressed in constant currency as of 31 December 2025), which expressed in constant currency as of 28 February 2026 amounts to AR$ 147,101,261,954 and represents AR$ 217.33 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019.

Pursuant to the provisions of Communique "A" 8410, financial entities shall be able to distribute profits in 3 monthly equal and non-cumulative installments as from the third business day of May and of each month in which the payment is made. The amount of each dividend instalment shall be paid in constant currency as of the date of the shareholders' meeting

On May 6 pursuant to the authorization from the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina (dated April 30) the Board of Banco Macro S.A. resolved the payment of a cash dividend in 3 monthly, equal and non-cumulative instalments, according to the following schedule

Installment	Payment Date	AR$ Amount
1	19 de mayo 2026	$ 49.033.753.984,66
2	3 de junio 2026	$ 49.033.753.984,66
3	7 de julio 2026	$ 49.033.753.984,66

As of the date of this report the Bank has paid all dividend installments.

· Interest Payment Series G USD denominated Notes.

On June 22nd, 2026 the Bank paid interest of Series G USD denominated Notes in the amount of USD 21,200,000

· Interest Payment Series H USD denominated Notes.

On July 28th, 2026 the Bank paid interest of Series H USD denominated Notes in the amount of USD 16,000,000.

31

BANCO MACRO 2Q26 EARNINGS RELEASE 32 Regulatory Changes .12 · Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) In June 2026, through Communication “A” 8445 the Central Bank of Argentina established that the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) requirements remain applicable only to banks designated as domestic systemically important (D-SIBs) and to branches or subsidiaries of global systemically important banks (G-SIBs), and no longer apply to the remaining Group A institutions. For its implementation, the regulation stipulates that entities that, by application of this new criterion, begin to be covered by the requirements must comply with them starting October 1, 2026. Likewise, if in the future an entity modifies its classification and becomes part of one of the covered categories (D-SIB or G-SIB), it will have a period of three months to adapt to the corresponding framework

BANCO MACRO 2Q26 EARNINGS RELEASE 33 CER Exposure and Foreign Currency Position .13

BANCO MACRO 2Q26 EARNINGS RELEASE 34

BANCO MACRO 2Q26 EARNINGS RELEASE 35

BANCO MACRO 2Q26 EARNINGS RELEASE 36

BANCO MACRO 2Q26 EARNINGS RELEASE 37 2Q26 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 19, 2026

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer